Filed by Paramount Gold and Silver Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Paramount Gold and Silver Corp.
Commission File No.: 001-33630

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
-   Press release issued by Paramount Gold and Silver Corp. dated December 17, 2014.

PARAMOUNT ANNOUNCES AGREEMENT TO BE ACQUIRED BY COEUR AND SPIN-OFF OF NEW EXPLORATION AND DEVELOPMENT COMPANY

Paramount Stockholders to own 24% of the outstanding shares of Coeur Mining post-acquisition

Winnemucca, Nevada - December 17, 2014 – Paramount Gold and Silver Corp. (“Paramount” or the “Company”) (NYSE/TSX: PZG) and Coeur Mining, Inc. (“Coeur”) (NYSE: CDE) have entered into an agreement and plan of merger, dated as of December 16, 2014 (the “Merger Agreement”) pursuant to which Coeur will acquire all of the issued and outstanding shares of common stock of Paramount and the San Miguel Project (the “Merger”). As a condition to closing the Merger, the shares of Paramount’s subsidiary holding its Nevada mining assets will be spun-off to holders of the Company’s common stock.

Pursuant to the Merger Agreement, Coeur will acquire each share of outstanding Paramount common stock from Paramount’s stockholders in exchange for 0.2016 of a share of Coeur common stock (the “Exchange Ratio”). In addition, Paramount stockholders will receive their pro rata share of the outstanding shares of an existing subsidiary or a newly incorporated subsidiary (“SpinCo”) of Paramount. SpinCo will hold Paramount’s interest in the Sleeper Gold, Mill Creek and Spring Valley Projects in Nevada and will be capitalized with $10 million in cash from Coeur. Upon completion of the Merger, Paramount stockholders will hold, in aggregate, a 95.1% interest in SpinCo and Coeur will hold the remaining 4.9%.

The Exchange Ratio represents an implied value of $0.90 per share of Paramount common stock based on the 20-trading day volume weighted average price (“VWAP”) of Coeur common shares of $4.47 on the New York Stock Exchange (“NYSE”), and an implied 19.8% premium based upon Paramount’s and Coeur’s 20-trading day VWAP ($0.75 and $4.47 respectively), before ascribing any value to SpinCo. Upon completion of the Merger, Paramount stockholders will own approximately 32.7 million shares of Coeur representing approximately 24% of the outstanding shares of Coeur common stock. The implied transaction value, before ascribing any value to SpinCo, is approximately $146 million.

Speaking in support of the transaction, Paramount CEO, Christopher Crupi said: “This transaction unlocks the value we have created in San Miguel for our stockholders, by trading this asset for a substantial ownership in the major producer best able to maximize its value. We expect San Miguel to make a significant contribution to the future success of Coeur and Paramount stockholders will be able to share in this success as owners of Coeur. This transaction also provides Paramount stockholders with an opportunity to share in further value creation as owners of SpinCo, which we expect to be named Paramount Nevada Gold. Our plan for SpinCo is to continue the Paramount strategy of developing assets through exploration and engineering, and selling or partnering these assets with established producers. Our focus will be on gold assets in Nevada, anchored by the advanced Sleeper Gold Project which already has a large resource base and a low capital and operating cost profile.”

Benefits for Paramount Stockholders:

▪	Attractive value creation opportunity for Paramount stockholders;
▪	Significant interest in Coeur’s portfolio of producing assets;
▪	Immediate exposure to financial resources sufficient to fund the development of San Miguel as a part of Coeur’s portfolio, which creates the potential to participate in a valuation re-rating of Coeur to a multiple in line with peers;
▪	Enhanced market capitalization appeals to a broader shareholder base, increased research analyst following and improved share trading liquidity;
▪	Coeur has sufficient capital to proceed with the development of San Miguel in a timely manner with $295.4 million in cash, cash equivalents and short-term investments at September 30, 2014 on the balance sheet plus strong operating cash flow from existing operations;
▪	Leveraging existing infrastructure at Coeur’s Palmarejo mine complex results in significantly lower development costs;
▪	Provides continuing stockholder participation in Nevada exploration assets through 95.1% ownership of SpinCo;
▪	Provides initial funding to SpinCo, enabling it to advance its Sleeper Gold Project and provides the potential to acquire additional gold assets at a time when valuations are at historic lows.

Transaction Summary
The proposed transaction will be completed pursuant to a Plan of merger and will require the approval of the majority of the shares entitled to vote at a special meeting of Paramount stockholders. FCMI Financial, which holds approximately 15% of the outstanding shares of Paramount common stock, has agreed to vote in favor of the proposed transaction. The directors and officers of Paramount have also entered into a support agreement pursuant to which they agreed to vote in favor of the proposed transaction. The issuance of Coeur shares in connection with this transaction is subject to obtaining the approval of the majority of the stockholders of Coeur voting at a special meeting of Coeur stockholders. It is anticipated that the transaction will close in the second quarter of 2015.

In addition to stockholder approvals, the proposed transaction will be subject to applicable regulatory approvals and the satisfaction of certain other customary conditions, including approval of the Mexican Federal Economic Competition Commission. The Merger Agreement includes customary provisions, including covenants not to solicit other acquisition proposals, rights to match any superior proposals and termination fees payable in certain circumstances.

Paramount’s Board of Directors has determined that the proposed transaction is in the best interest of the Company and stockholders, having taken into account advice from its financial advisor, and has unanimously approved the execution of the Merger Agreement. Paramount’s Board of Directors recommends that its stockholders vote in favor of the proposed transaction. Scotia Capital (USA) Inc. has provided an opinion to Paramount’s Board of Directors that the consideration to be received from Coeur, together with the shares to be received in SpinCo in connection with the proposed transaction is fair, from a financial point of view, to the Paramount stockholders.

Royalty Transaction Summary
Paramount and Coeur entered into a royalty agreement whereby Coeur paid $5.25 million to Paramount for a 0.7% net smelter returns royalty in respect of the San Miguel Project.

Advisors and Counsel
Paramount has retained Scotia Capital (USA) Inc. to act as its financial advisor, and jointly LeClairRyan and Gowling Lafleur Henderson LLP are acting as legal advisors to Paramount.

About Paramount
Paramount is a U.S.-based exploration and development company with multi-million ounce advanced stage precious metals projects in northern Mexico (San Miguel) and Nevada (Sleeper).

The San Miguel Project consists of over 100,000 hectares (over 247,000 acres) in the Palmarejo District of northwest Mexico, making Paramount the largest claim holder in this rapidly growing precious metals mining camp. The San Miguel Project is ideally situated near established, low cost production where the infrastructure already exists for early, cost-effective exploitation. A second Preliminary Economic Assessment (PEA) for San Miguel was completed and announced on August 25, 2014.

The Sleeper Gold Project is located off a main highway about 25 miles from the town of Winnemucca. In 2010, Paramount acquired a 100% interest in the project including the original Sleeper high-grade open pit mine operated by Amax Gold from 1986 to 1996 as well as staked and purchased lands now totaling 2,570 claims and covering about 47,500 acres which stretch south down trend to Newmont’s Sandman project. This acquisition is consistent with the Company's strategy of district-scale exploration near infrastructure in established mining camps. A PEA was completed for Sleeper and announced on July 30, 2012.

Safe Harbor for Forward-Looking Statements:
This release and related documents may include "forward-looking statements" including, but not limited to, statements related to the anticipated benefits of (and timing of the transactions contemplated by) the Merger Agreement, the SpinCo transaction, and the royalty transaction. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as "believes," "plans," "anticipates," "expects," "estimates" and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the SEC.

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information
The joint proxy statement included in the registration statement on Form S-4 that Coeur plans to file with the United States Securities and Exchange Commission ("SEC") and that Paramount will mail to its stockholders will contain information about Paramount, the San Miguel Project, Coeur, the Merger Agreement and related matters. Stockholders are urged to read the joint proxy statement carefully when it is available, as it will contain important information that stockholders should consider before making a decision about the Merger. In addition to receiving the joint proxy statement from Paramount by mail, stockholders will also be able to obtain the joint proxy statement, as well as other filings containing information about Paramount and Coeur, without charge, from the SEC's website (www.sec.gov) or, without charge, from Paramount at the telephone number and address below. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Paramount. Paramount and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Paramount's stockholders with respect to the proposed merger. Information regarding any interests that Paramount's executive officers and directors may have in the merger will be set forth in the joint proxy statement.

Copies of the Merger Agreement and certain related documents will be filed by Paramount on Form 8-K with the SEC and will be available at the SEC's website at www.sec.gov.

Paramount Gold and Silver Corp.
Christopher Crupi, CEO
Chris Theodossiou, Investor Relations
665 Anderson Street, Winnemucca, NV, 89445
866-481-2233